Lifen, Inc., d/b/a Crdentia Agrees to Acquire New Age Staffing Inc. Tuesday March 18, 6:33 pm ET

SAN FRANCISCO--(BUSINESS WIRE)--March 18, 2003--Lifen, Inc. d/b/a Crdentia (OTCBB:LFEN), announced today that it has agreed in principal to acquire all of the common stock of New Age Staffing (R) Inc. ("New Age") for cash and stock. New Age is based in Nashville TN and operates a per diem and travel nursing company under the trade name of New Age Nurses (R).

New Age Nurses (R) is a quality focused nurse staffing company with per-diem staffing offices in New Orleans, LA, Birmingham AL and travel nurse recruitment offices in Denver, CO and Indianapolis IN. New Age has 20 employees and completed its first full year of operations on December 31st 2002. Unaudited EBITDA (earnings before taxes, depreciation and amortization) for the year 2002 was $620,000 on revenue of $5,700,000. New Age management is projecting EBITDA of $1,200,000 on revenue of $7,600,000 for the year ending December 31, 2003. New Age currently has over 1,300 Registered Nurses (RNs) in its database.

New Age Nurses (R) attributes its early success to a strong employment market for medical professionals and a lack of quality focused medical staffing agencies. New Age Nurses (R), which is operated and managed by nurses, targets nurses with extensive experience and strong clinical skills. New Age strives for a high degree of customer satisfaction and enjoys a strong reputation for quality service among its customers. In part, this reputation has been earned by providing customers with an average four hour response time to their critical staffing needs. New Age Nurses has achieved a high level of employee retention due to customized pay packages, flexible travel and housing arrangements, customized medical benefit plans, and large listings of both travel and permanent positions.

Lifen, Inc. d/b/a Crdentia seeks to capitalize on an opportunity that currently exists in the healthcare industry by targeting the critical nursing shortage issue. There are many small companies that are addressing the rapidly expanding needs of the healthcare industry. Unfortunately, due to their relatively small capitalization, they are unable to maximize their potential, obtain outside capital or expand. By consolidating well-run small private companies into a larger public entity, Crdentia intends to facilitate access to capital, the acquisition of technology, and expanded distribution that, in turn, drive internal growth.

This press release contains forward-looking statements that involve a number of known and unknown risks and uncertainties. Statements regarding business strategy, projections and objectives are forward-looking statements based on the Company's experience and plans, using information currently available. Accordingly, there can be no assurances that the Company's business strategy, projections and objectives will be met. Other factors could cause actual results to differ materially from those reflected in forward-looking statements made from time to time in news releases, reports, proxy statements, registration statements and other written communications, as well as oral statements made from time to time by representatives of the Company.

Contact:

     Lifen, Inc.
     James D. Durham, 415/543-1535
     www.crdentia.com